                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. _____ )*

                                 AUTOCYTE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   052768 10 8
                                 (CUSIP Number)


                             STEVEN N. FARBER, ESQ.
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                              BOSTON, MA 02108-3190
                                 (617) 573-0100
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 10, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 6 pages)

                                  SCHEDULE 13D

-----------------------------------       --------------------------------
CUSIP NO.  052768 10 8                           Page 2 of 6 Pages
-----------------------------------       --------------------------------

--------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              JAMES B. POWELL, M.D.
--------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
     2                                                                                               (b) [ ]

--------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
     3

--------------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS*
     4
              PF -- PERSONAL FUNDS OF JAMES B. POWELL, M.D.
--------------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
     5        2(e)  [ ]

--------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------

                                               SOLE VOTING POWER
          NUMBER OF                   7
                                               2,141,763(1)
            SHARES
                               -------------------------------------------------------------------------------
         BENEFICIALLY                          SHARED VOTING POWER
                                      8
           OWNED BY                            0
                               -------------------------------------------------------------------------------
             EACH                              SOLE DISPOSITIVE POWER
                                      9
          REPORTING                            2,141,763(1)
                               -------------------------------------------------------------------------------
            PERSON                             SHARED DISPOSITIVE POWER
                                     10
             WITH                              0
--------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              2,141,763(1)
--------------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [X]
    12
--------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              17.2%
--------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              IN
--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Comprised of 2,141,763 shares held by Allemanni, LLC, of which Dr. Powell is the Manager. Dr. Powell disclaims beneficial ownership of the shares held by Allemanni, LLC except to the extent of his proportionate pecuniary interest therein.

                                  SCHEDULE 13D

-----------------------------------             --------------------------------
CUSIP NO.  052768 10 8                                 Page 3 of 6 Pages
-----------------------------------             --------------------------------


------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              ALLEMANNI, LLC
              56 199 7672
------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) [ ]
     2                                                                                                   (b) [ ]

------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
     3

------------------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS*
     4
              PF -- PERSONAL FUNDS OF JAMES B. POWELL, M.D., MANAGER OF ALLEMANNI, LLC
------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
     5        2(e)  [ ]

------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6
               NORTH CAROLINA
------------------------------------------------------------------------------------------------------------------

                                               SOLE VOTING POWER
          NUMBER OF                   7
                                               2,141,763
            SHARES
                               -----------------------------------------------------------------------------------
         BENEFICIALLY                          SHARED VOTING POWER
                                      8
           OWNED BY                            0
                               -----------------------------------------------------------------------------------
             EACH                              SOLE DISPOSITIVE POWER
                                      9
          REPORTING                            2,141,763
                               -----------------------------------------------------------------------------------
            PERSON                             SHARED DISPOSITIVE POWER
                                     10
             WITH                              0
------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              2,141,763
------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]
    12
------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              17.2%
------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              OO-LIMITED LIABILITY COMPANY
------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

-----------------------------------           --------------------------------
CUSIP NO.  052768 10 8                              Page 4 of 6 Pages
-----------------------------------           --------------------------------

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share (the "Common Stock") of AutoCyte, Inc., a Delaware corporation, (the "Company" or the "Issuer"). The principal executive offices of the Issuer are located at 112 Orange Drive, Elon College, North Carolina 27244.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a)      Name:


                           James B. Powell, M.D.
                           Allemanni, LLC

                  (b)      Business Address:

                           For each of Dr. Powell and Allemanni, LLC:

                           James B. Powell, M.D.
                           c/o AutoCyte, Inc.
                           112 Orange Drive
                           Elon College
                           North Carolina 27244

                  (c)      Principal Occupation:

                           Dr. Powell is Chief Executive Officer of the Issuer. The Issuer develops, manufactures and markets an integrated automated sample preparation and image analysis system to support cyto-technologists and pathologists in cervical cancer screening. Allemanni, LLC is an estate planning device for Dr. Powell.

                  (d),(e)  Legal Proceedings:

                           During the last five years, Dr. Powell and Allemanni,
                           LLC: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:

                           Dr. Powell is a citizen of the United States of America. Allemanni, LLC is a limited liability company existing under the laws of the State of North Carolina

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The 1,925,386 shares of Common Stock of AutoCyte, Inc. held prior to the Company's initial public offering by Allemanni, LLC, of which Dr. Powell is the Manager, were purchased with an aggregate of $2,845,000. Of this $2,845,000, $40,000 originally came from Dr. Powell's children and the remainder came from Dr. Powell's personal funds. All of the 150,000 shares purchased in the Company's initial public offering of Common Stock by Allemanni, LLC, were purchased with an aggregate of $1,500,000 of Dr. Powell's personal funds. The 66,377 shares of Common Stock purchased by Allemanni, LLC upon a warrant exercise on October 24, 1997, were purchased with an aggregate of $134,944 of Dr. Powell's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

                  The shares of Common Stock held by Allemanni, LLC prior to the Company's initial public offering of Common Stock were purchased for investment purposes in connection with Dr. Powell becoming Chief Executive Officer of the Company. The 150,000 shares purchased by Allemanni, LLC in the Company's initial public offering, as well as the 66,377 shares purchased on October 24, 1997 upon the exercise of a warrant, were also purchased for investment purposes.
Dr. Powell and Allemanni, LLC have no present plans or proposals for disposition of the shares beneficially owned by them or for acquisition of additional shares. Dr. Powell and Allemanni, LLC, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, Dr. Powell and/or Allemanni, LLC may change their plans and

                                  SCHEDULE 13D

-----------------------------------             --------------------------------
CUSIP NO.  052768 10 8                                Page 5 of 6 Pages
-----------------------------------             --------------------------------


intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by them or to acquire additional shares.

         Dr. Powell and Allemanni, LLC have no present plans or proposals for:
(i) an extraordinary corporate transaction involving the Company or its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Company or of its subsidiaries, (iii) a change in the Board of Directors or management of the Company, (iv) a change in the capitalization or dividend policy of the Company, (v) a change in the charter or bylaws of the Company, or
(vi) any other material change in the Company's or any of its subsidiaries' business or corporate structure.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the close of business on October 24, 1997, Allemanni, LLC was the beneficial owner of 2,141,763 shares of Common Stock. As of the close of business on October 24, 1997, Dr. Powell was the beneficial owner of 2,141,763 shares of Common Stock, composed entirely of the shares held by Allemanni, LLC. Dr. Powell disclaims beneficial ownership of the 2,141,763 shares held by Allemanni, LLC except to the extent of his proportionate pecuniary interest therein. Such shares constituted approximately 17.2% of the 12,479,877 shares of Common Stock outstanding at that time.

                  (b) Dr. Powell has sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, all shares of Common Stock reported in this Statement as beneficially owned by him and Allemanni, LLC.

                  (c) On September 10, 1997, Allemanni, LLC purchased 150,000 shares of the Common Stock of the Issuer in the Issuer's initial public offering of Common Stock for an aggregate of $1,500,000. On October 24, 1997, Allemanni, LLC exercised a warrant to purchase 66,377 shares of the Common Stock of the Company for an aggregate of $134,944.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In connection with the Issuer's initial public offering of Common Stock, Dr. Powell and Allemanni, LLC each agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, transfer or otherwise dispose of, directly of indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or warrants or other rights to purchase or acquire Common Stock until March 3, 1998. Pursuant to the Operating Agreement of Allemanni, LLC, Dr. Powell has been appointed manager of Allemanni, LLC and has full power to vote and dispose of the shares held by Allemanni, LLC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


                                                Exhibit Index
             Exhibit No.                         Description
             -----------                         -----------

                  A                  Lock-Up Agreements for Dr. Powell and
                                     Allemanni, LLC

                  B Operating Agreement of Allemanni, LLC, dated September 27, 1996

                                  SCHEDULE 13D

-----------------------------------             --------------------------------
CUSIP NO.  052768 10 8                                Page 6 of 6 Pages
-----------------------------------             --------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  November 3, 1997                             /s/ James B. Powell
                                            ------------------------------------
                                             James B. Powell, M.D., individually
                                              and as Manager of Allemanni, LLC








         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       EXHIBIT A



                                                            Name: Allemanni, LLC
                                                                  --------------
                                                                  (please print)



June 26, 1997

DILLON, READ & CO. INC.
UBS SECURITIES LLC
c/o DILLON, READ & CO. INC.
535 MADISON AVENUE
NEW YORK, NEW YORK 10022

        Re:  Restriction on Transfers of Securities

Dear Sirs:

         AutoCyte, Inc., a Delaware corporation (the "Company"), proposes to sell shares ("Shares") of its common stock, $0.01 par value per share (the "Common Stock"), in a public offering (the "Offering") underwritten by underwriters (the "Underwriters") for whom Dillon, Read & Co. Inc. and UBS Securities LLC are acting as representatives (the "Representatives") of the several Underwriters.

         The Representatives have indicated that the prospect of sales or other transfers of Common Stock prior to 180 days after the Offering could undermine their underwriting effort. Accordingly, the Underwriters have requested that the undersigned agree not to sell any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock prior to the expiration of 180 days after the effective date of the Company's registration statement on Form S-1 (the "Registration Statement") to be filed by the Company with the Securities and Exchange Commission in connection with the Offering. The undersigned recognizes that it is in the best financial interests of the Company and its stockholders that the Company complete the Offering and that the Underwriters will be relying on the undersigned's agreement set forth herein.

         The undersigned further recognizes that the undersigned's shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock are or may be subject to certain restrictions on transferability, including those imposed by the federal securities laws. Notwithstanding these restrictions, the undersigned has agreed to enter into this Agreement in order to give further assurance to the Underwriters that the undersigned's Common Stock will not enter the public market at a time that might impair the underwriting effort.

         Therefore, the undersigned agrees that the undersigned will not, without the prior written consent of Dillon, Read & Co. Inc., directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, transfer, hypothecate or otherwise dispose (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any person) of any shares of Common Stock of the Company (including, without limitation, shares which may be deemed to be beneficially owned by the undersigned in accordance with the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended), or any securities convertible into or exercisable or exchangeable for Common Stock of the Company, or any rights to purchase or acquire Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock of the Company (other than pursuant to bona fide gifts to persons who agree in writing to be bound by the provisions of this Agreement), from the date of this letter until the date 180 days after the effective date of the Registration Statement.

                                       Very truly yours,

                                       By:    /s/ James B. Powell
                                              --------------------------
                                       Name:  James B. Powell
                                              --------------------------
                                              (please print)

                                       Title: Manager, Allemanni, LLC
                                              --------------------------

                                                         Name: James P. Powell
                                                               ---------------
                                                               (please print)



June 26, 1997

DILLON, READ & CO. INC.
UBS SECURITIES LLC
c/o DILLON, READ & CO. INC.
535 MADISON AVENUE
NEW YORK, NEW YORK 10022

        Re:  Restriction on Transfers of Securities

Dear Sirs:

         AutoCyte, Inc., a Delaware corporation (the "Company"), proposes to sell shares ("Shares") of its common stock, $0.01 par value per share (the "Common Stock"), in a public offering (the "Offering") underwritten by underwriters (the "Underwriters") for whom Dillon, Read & Co. Inc. and UBS Securities LLC are acting as representatives (the "Representatives") of the several Underwriters.

         The Representatives have indicated that the prospect of sales or other transfers of Common stock prior to 180 days after the Offering could undermine their underwriting effort. Accordingly, the Underwriters have requested that the undersigned agree not to sell any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock prior to the expiration of 180 days after the effective date of the Company's registration statement on Form S-1 (the "Registration Statement") to be filed by the Company with the Securities and Exchange Commission in connection with the Offering. The undersigned recognizes that it is in the best financial interests of the Company and its stockholders that the Company complete the Offering and that the Underwriters will be relying on the undersigned's agreement set forth herein.

         The undersigned further recognizes that the undersigned's shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock are or may be subject to certain restrictions on transferability, including those imposed by the federal securities laws. Notwithstanding these restrictions, the undersigned has agreed to enter into this Agreement in order to give further assurance to the Underwriters that the undersigned's Common Stock will not enter the public market at a time that might impair the underwriting effort.

         Therefore, the undersigned agrees that the undersigned will not, without the prior written consent of Dillon, Read & Co. Inc., directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, transfer, hypothecate or otherwise dispose (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any person) of any shares of Common Stock of the Company (including, without limitation, shares which may be deemed to be beneficially owned by the undersigned in accordance with the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended), or any securities convertible into or exercisable or exchangeable for Common Stock of the Company, or any rights to purchase or acquire Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock of the Company (other than pursuant to bona fide gifts to persons who agree in writing to be bound by the provisions of this Agreement), from the date of this letter until the date 180 days after the effective date of the Registration Statement.

                                       Very truly yours,

                                       By:    /s/ James P. Powell
                                              --------------------------
                                       Name:  James P. Powell
                                              --------------------------
                                              (please print)

                                       Title:
                                              --------------------------

                                                                       EXHIBIT B


                               OPERATING AGREEMENT

                                       OF

                                 ALLEMANNI, LLC





                               SEPTEMBER 27, 1996

                               OPERATING AGREEMENT

                                       OF

                                 ALLEMANNI, LLC


         This Operating Agreement of Allemanni, LLC, a limited liability company organized pursuant to the North Carolina Limited Liability Company Act, is entered into by and among the Company and the individuals listed on Schedule I hereto (the "Members"), and is effective as of September 27, 1996.


                                    ARTICLE I
                                   DEFINITIONS

         The following terms used in this Operating Agreement shall have the following meanings:

         (a) "Agreed Purchase Price." The amount unanimously agreed upon and specified in writing, signed by all the Members and the legal representative of the estate of a Deceased Member, if applicable. If no such amount is unanimously agreed upon within sixty (60) days after service of any notice required herein, then the parties shall agree upon a single independent appraiser to determine the value of the Interest, which determination shall be binding and conclusive upon the Members or their successors in interest. If the Members are neither able to agree on the Agreed Purchase Price nor a single appraiser, then an appraiser shall be selected as follows: the Deceased Member's personal representative or the Transferring Member shall select one appraiser; the other Members shall by a vote of a Majority in Interest select one appraiser; and the two appraisers so chosen shall select a third appraiser. The third appraiser selected shall perform the appraisal of the interest, which appraisal shall be binding and conclusive upon the Members or their successors in interest.

         (b) "Articles of Organization." The Articles of Organization of Allemanni, LLC, as filed with the Secretary of State of North Carolina effective as of September 27, 1996, as the same may be amended from time to time.

         (c) "Capital Account." A capital account maintained in accordance with the rules contained in Treasury Regulations ss.1.704-1(b), as amended from time to time, and the rules under Article VIII where they do not conflict with the Code and Treasury Regulations.

         (d) "Code." The Internal Revenue Code of 1986, as amended from time to time.

         (e) "Company." Allemanni, LLC.

         (f) "Economic Interest." The right of a Member or Economic Interest Owner to share in the Company's Net Profits, Net Losses and distributions of the Company's assets pursuant to this Operating Agreement and the North Carolina Act.

         (g) "Economic Interest Owner." The owner of an Economic Interest who is not a Member. (See Sections 12.05 and 13.01(c)). Except as otherwise expressly provided in this Operating Agreement, an Economic Interest Owner shall not have any right to vote on, consent to or otherwise participate in any decision of the Members or Managers.

         (h) "Entity." Any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

         (i) "Fiscal Year." The Company's fiscal year, which shall be the calendar year.

         (j) "Majority in Interest." Ownership Interests of Members which, taken together, exceed fifty percent (50%) of the aggregate of all Ownership Interests of Members whose vote, consent or approval is required with respect to a particular matter.

         (k) "Manager." Any person that is designated to serve as a manager of the Company pursuant to Article V of this Operating Agreement. "Managers" refers to such persons as a group.

         (l) "Member." Each of the parties who executes a counterpart of this Operating Agreement as a Member and each person who may hereafter become a Member. If a Person is already a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Economic Interest. The initial Members are listed on Schedule I hereto.

         (m) "Membership Interest." A Member's Economic Interest in the Company and, in addition, all rights granted to Members pursuant to this Operating Agreement or the North Carolina Act.

         (n) "Net Income" and "Net Losses", respectively, mean the income or loss of the Company as determined in accordance with the method of accounting followed by the Company for Federal income tax purposes, including, for all purposes, any income exempt from tax and any expenditures of the Company which are described in Section 705(a)(2)(B) of the Code; provided, however, that if any property is carried on the books of the Company at a value that differs from that property's adjusted basis for tax purposes, gain, loss, depreciation and amortization with respect to such property shall be computed with reference to the book basis of such property, consistently with the requirement of the Regulations; and provided, further, that any item specially allocated under
Article X hereof shall be excluded from the computation of Net Income and Net Losses.

        (o) "North Carolina Act." The North Carolina Limited Liability Company Act, N.C. Gen. Stat. ss.57C-1-01, et seq.

        (p) "Operating Agreement." This Operating Agreement as originally executed and as amended from time to time.

        (q) "Ownership Interest." The percentage interest of each Member and Economic Interest Owner in the Company. The initial Ownership Interests of the Members are as shown on Schedule I hereto.

        (r) "Person." Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

        (s) "Transferring Member." A Member or Economic Interest Owner who sells, assigns, pledges, hypothecates or otherwise transfers all or any portion of his Membership Interest or Economic Interest in accordance with Article XII of this Operating Agreement.

        (t) "Treasury Regulations" or "Regulations." The Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time.

        (u) "Withdrawal Event." The bankruptcy, insolvency, death, dissolution or incompetency of a Member.

                                   ARTICLE II
                              FORMATION OF COMPANY

        2.01 Formation. The Company was formed on September 27, 1996, by M. Todd Jackson and Greg M. Chabon (the "Organizers") who executed and delivered Articles of Organization to the Secretary of State of North Carolina in accordance with the provisions of the North Carolina Act. By executing the Assignment of Membership Interests below, the Organizers have transferred all of their right, title and interest in the Company to the Members.

        2.02 Agreement. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Operating Agreement hereby agree to the terms and conditions of the Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Members that the Operating Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Operating Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the North Carolina Act, the Operating Agreement shall govern.

        2.03 Name. The name of the Company is Allemanni, LLC.

        2.04 Registered Office and Principal Place of Business; Registered Agent. The Company shall have its registered office at 2307 York Road, Burlington, North Carolina, 27215, or at such other place as the Managers from time to time shall determine. The registered agent of the Company at such address shall be James B. Powell, or such other person as the Managers from time to time shall determine.

        2.05 Term. The Company shall be dissolved and its affairs wound up in accordance with the North Carolina Act and the Operating Agreement on December 31, 2026, unless the term shall be extended by amendment to this Operating Agreement and the Articles of Organization, or unless the Company shall be sooner dissolved and its affairs wound up in accordance with the North Carolina Act or this Operating Agreement.


                                   ARTICLE III
                               BUSINESS OF COMPANY

        The business of the Company shall be:

                (a) To accomplish any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets;

                (b) To exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the North Carolina Act; and

                (c) To engage in all activities necessary, customary, convenient, or incident to any of the foregoing.


                                   ARTICLE IV
                            NAMES OF INITIAL MEMBERS

        The names of the initial Members are as shown on Schedule I attached hereto and made a part hereof. Schedule I shall be amended by the Company as of the effectiveness of any transfer or subsequent issuance of any Membership Interest.

                                    ARTICLE V
                          RIGHTS AND DUTIES OF MANAGERS

        5.01 Management. The business and affairs of the Company shall be managed by its Managers. Except for matters with respect to which the approval of the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities incident to the management of the Company's business.

        5.02 Number; Tenure; Qualifications. The Company shall initially have one Manager, which must be a Member of the Company. The Manager shall hold office until the earlier of:

        (a)     a Withdrawal Event with respect to such Manager;

        (b)     the resignation of such Manager; or

        (c) removal of such Manager for gross negligence, self-dealing or embezzlement by a Majority in Interest.

        5.03 Designation of Managers. The initial Manager of the Company shall be James B. Powell, who consents to his designation as Manager by executing this Operating Agreement.

        5.04 Removal of Manager. Any Manager of the Company may be removed for gross negligence, self-dealing, or embezzlement by the affirmative vote of a Majority in Interest.

        5.05 Certain Powers of Managers. Without limiting the generality of
Section 5.01, the Managers, subject to Section 5.06 hereof, shall have power and authority, on behalf of the Company:

                (a) To acquire property from any Person, and the fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Managers from dealing with that Person;

                (b) To borrow money for the Company from banks, other lending institutions, Members, or affiliates of Members on such terms as the Managers deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

                (c) To purchase liability and other insurance to protect the Company's property and business;

                (d) To hold and own any Company real and/or personal properties in the name of the Company;

                (e) To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

                (f) To sell or dispose of the Company's assets in the ordinary course of the Company's business;

                (g) To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

                (h) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Managers may approve; and

                (i) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

        5.06 Major Transactions. The Manager shall have the authority, without the prior consent of the Members, to:

                (a)     Amend the Articles of Organization;

                (b)     Amend this Operating Agreement;

                (c)     Issue any Membership Interest or Economic Interest;

                (d) Sell, transfer or otherwise dispose of all or substantially all of the assets of the Company prior to dissolution in accordance with this Agreement; or

                (e)     Merge the Company into or with another entity.

        5.07 Limitation of Liability. No Manager shall have personal liability for any debts or obligations of the Company. In addition, no Manager shall have personal liability to the Company or any Member or Economic Interest Owner for breach of duty as a manager except as expressly provided by Section 57C-4-07 of the North Carolina Act and except with respect to (a) acts or omissions that the Manager knew at the time of such acts or omissions were clearly in conflict with the interest of the Company or (b) any transaction from which the Manager derived an improper personal benefit.

        5.08 Managers Have No Exclusive Duty to Company. No Manager shall be required to manage the Company as his sole and exclusive function and any Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right to share or participate in such other interests or activities of any Manager or to the income or proceeds derived therefrom, and no Manager shall incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture.

        5.09 Indemnity of the Managers. To the fullest extent permitted by the North Carolina Act, the Company shall indemnify each Manager and make advances for expenses to him with respect to any matter arising out of or relating to the Company or his status as a manager.

        5.10 Compensation. The Manager shall be entitled to receive reasonable compensation, as determined in the sole discretion of the Manager.

                                   ARTICLE VI
                        RIGHTS AND OBLIGATIONS OF MEMBERS

        6.01 No Liability for Company Obligations. No Member shall have personal liability for any debts or obligations of the Company.

        6.02 Priority and Return of Capital. Except as otherwise expressly provided in this Operating Agreement, no Member or Economic Interest Owner shall have priority over any other Member or Economic Interest Owner, either as to the return of contributions to capital or as to Net Income, Net Losses or distributions of the Company's assets. This Section 6.02 shall not apply to loans (as distinguished from contributions to capital) which a Member has made to the Company.

                                   ARTICLE VII
                               MEETINGS OF MEMBERS

        7.01 Meetings. Meetings of the Members, for any purpose or purposes, may be called by any of the then serving Managers.

        7.02 Place of Meetings. The Managers calling the meeting may designate any place, either within or outside the State of North Carolina, as the place of meeting.

        7.03 Notice of Meetings. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered to each Member not less than ten days before the date of the meeting, either personally or by courier service. If delivered by courier service, such notice shall be deemed to be delivered three calendar days after being dispatched, addressed to the Member at its address as it appears on the books of the Company, with all delivery charges prepaid.

        7.04 Meeting of All Members. If all of the Members shall meet at any time and place, either within or outside of the State of North Carolina and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

        7.05 Manner of Acting. The affirmative vote of Members holding a Majority in Interest shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the North Carolina Act, by the Articles of Organization, or by this Operating Agreement.

        7.06 Proxies. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member or by a duly-authorized attorney in fact. Such proxy shall be filed with the Company before or at the time of the meeting.

        7.07 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by all of the Members. Any such consent shall be delivered to the Company for filing with the Company records. Action taken under this Section is effective when all Members have signed an appropriate consent, unless the consent specifies a different effective date.

        7.08 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

                                  ARTICLE VIII
              CONTRIBUTIONS; OWNERSHIP INTERESTS; CAPITAL ACCOUNTS

        8.01 Members' Contributions to Capital. Each Member shall contribute such property as set forth on Schedule I hereto as its share of the initial contribution to capital. If no time for the contribution is specified in
Schedule I, then the contribution to capital shall be made upon the filing of the Articles of Organization with the Secretary of State. The value of the contributions to capital shall be set forth on Schedule I. No interest shall accrue on any contribution to capital, and no Member shall have the right to withdraw or be repaid any contribution to capital except as provided in this Operating Agreement.

        8.02 Initial Ownership Interests. The initial Ownership Interests of the Members are as reflected in Schedule I attached hereto and made a part hereof.

        8.03 Additional Contributions. Except as set forth in Section 8.01, no Member shall be required to make any capital contributions to the Company. If the Managers determine that additional contributions to capital are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification), the Members shall have the opportunity (but not the obligation) to participate in such additional contributions to capital on a pro-rata basis in accordance with their Ownership Interests. If fewer than all of the Members participate in the additional contributions to capital on a pro rata basis in accordance with their Ownership Interests, then the Capital Accounts of each Member and Economic Interest Owner shall be restated to reflect the fair market value of the Company's assets and liabilities, and the Ownership Interest of each Member and Economic Interest Owner shall be adjusted based on such restated Capital Accounts and the amount of the additional contributions to capital.

        8.04  Interest On and Return of Contributions to Capital.

                (a) No Member shall be entitled to interest on his contribution to capital or to return of his contributions to capital, except as otherwise specifically provided for herein.

                (b) A Member shall not receive out of the Company's property any part of such Member's contribution to capital until all liabilities of the Company, except liabilities to Members on account of their contributions to capital, have been paid or there remains property of the Company sufficient to pay them.

                (c) A Member, irrespective of the nature of such Members' contribution to capital, has only the right to demand and receive cash in return for such contribution to capital.

        8.05  Capital Accounts.

                (a) The Company shall maintain a separate Capital Account for each Member and Economic Interest Owner pursuant to the principles of this
Section 8.05 and Treasury Regulation Section 1.704-1(b)(2)(iv). The initial Capital Account of each Member shall be the initial capital contribution made or deemed made by such Member pursuant to this Article VIII. The Capital Account of each Member and Economic Interest Owner shall be increased by (i) the amount of any subsequent capital contributions by such Member to the Company and (ii) such Member's allocable share of Net Income pursuant to Section 10.01, decreased by
(i) the amount of cash distributed to such Member by the Company and (ii) such Member's allocable share of Net Loss and specially allocated items pursuant to
Section 10.01, and otherwise adjusted as herein provided.

                (b) The provisions of this Section 8.05 and other provisions of this Operating Agreement relating to the proper maintenance of Capital Accounts are designed to comply with the requirements of Treasury Regulation Section 1.704-1(b). The Members intend that such provisions be interpreted and applied in the manner consistent with such Treasury Regulations. The Managers are authorized to modify the manner in which the Capital Accounts are maintained if the Managers determine that such modification (i) is required or prudent to comply with the Treasury Regulations and (ii) is not likely to have a material effect on amounts distributable to any Member upon dissolution of the Company. Notwithstanding anything herein to the contrary, this Operating Agreement shall not be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a capital contribution in excess of that required by Section 8.01.

        8.06 Loans to Company. Nothing in this Operating Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

                                   ARTICLE IX
                                  DISTRIBUTIONS

        9.01 Distributions. All distributions of cash or other property shall be made to Members and Economic Interest Owners based on their Ownership Interests on the date of such distribution. Distributions shall be made at such time or times as may be determined by the Managers. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any distribution shall be treated as amounts distributed pursuant to this Section 9.01.

        9.02 Limitation Upon Distributions. No distribution shall be made to Members if, after giving effect to the distribution: (i) the Company would not be able to pay its debts as they become due in the usual course of business; or
(ii) the Company's total assets would be less than the sum of its total liabilities.


                                    ARTICLE X
                                   ALLOCATIONS

        10.01 Allocations in General. The Net Income, Net Losses and distributive shares of tax items shall be allocated to the Members and Economic Interest Owners pro rata based upon their respective Ownership Interests during the period over which such Net Income, Net Losses and tax items were accrued. The Managers shall have the authority to make any special allocations as necessary or appropriate for compliance with the provisions of Subchapter K of the Code, including without limitation ss.ss.704(b) and 704(c) thereof, and Regulations promulgated thereunder.

        10.02 Special Rule Regarding Members' Capital Accounts. No Member or Economic Interest Owner shall be entitled to any allocation of Net Losses if such allocation would result in the Member or Economic Interest Owner having a negative Capital Account balance while any other Member or Economic Interest Owner has a positive Capital Account balance. In such event, Net Losses shall be allocated to the Members with positive Capital Accounts until such Capital Accounts, as adjusted, have been reduced to zero.

        10.03 Qualified Income Offset. Any Member or Economic Interest Owner who unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations ss.1.704-1(b)(2)(ii)(d)(4)-(6) shall be allocated items of Company income and gain in an amount and manner to eliminate any deficit in such Member's Capital Account (after adjustment as described in Section 8.05) as quickly as possible. This provision is intended to be a "qualified income offset" as defined in Treasury Regulations ss.1.704-1(b)(2)(ii)(d), such Regulation being hereby incorporated by reference.

        10.04 Minimum Gain Chargeback. If there is a net decrease in the Company's minimum gain (as such term is defined in Treasury Regulations ss.1.704-1T(b)(4)(iv)(c)) during any taxable year, each Member or Economic Interest Owner shall be allocated, before any other allocation is made of Company items for such taxable year, an amount equal to the greater of (i) such Person's share of the net decrease in Company minimum gain allocable to the disposition of Company property subject to nonrecourse liability, or (ii) the negative balance in such Person's Capital Account (after adjustment as described in Article VIII). This provision is intended to be a "minimum gain chargeback" as defined in Treasury Regulation ss.1.704-1T(b)(4)(iv)(e), such Regulation being hereby incorporated by reference.

                                   ARTICLE XI
                                BOOKS AND RECORDS

        11.01 Records and Financial Statements. The books and records of the Company shall be maintained, and the Company's tax returns shall be filed, using the cash method of accounting. Proper and complete records and books of account shall be caused to be kept by the Managers in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the registered or principal office of the Company and shall be open to the reasonable inspection and examination of the Members or their duly authorized representatives during reasonable business hours.

        11.02 Tax Returns. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within 90 days after the end of each Fiscal Year.

                                   ARTICLE XII
                                 TRANSFERABILITY

        12.01 General. Except as otherwise specifically provided in this Article XII, neither a Member nor an Economic Interest Owner shall have the right to:

                (a) sell, assign, pledge, hypothecate, transfer, exchange or otherwise transfer for consideration (collectively, "sell"), or

                (b) gift, bequeath or otherwise transfer without consideration (whether or not by operation of law),

all or any part of his Membership Interest or Economic Interest.

        12.02 Right of First Refusal (a) If any Member or Economic Interest Owner (hereinafter the Transferring Member) shall desire to sell all or any part of his Membership Interest or Economic Interest, he must first receive a bona fide written offer to purchase such Interest for cash and then comply with the provisions of this Section 12.02.

        (b) Within ten days after receiving the bona fide offer to purchase, the Transferring Member shall give to the Company written notice of his intention to sell. Such notice shall contain:

                (i)     the name and address of the prospective purchaser;

                (ii) the portion of the Interest involved in the proposed sale; and

                (iii) the price being offered to the Transferring Member, the terms of payment and any other terms of such proposed sale.

Such notice shall also be accompanied by a copy of the written offer to purchase. Not later than 30 days after the effective date of the determination of Agreed Purchase Price, the Company (or a Person designated by the Company) shall have the option, exercisable by notice in writing to the Transferring Member, to purchase the entire Interest proposed to be sold at the price and on the terms contained in the bona fide offer, or at the Agreed Purchase Price determined at the end of the month immediately following the month during which such notice is given, whichever is selected by the Company. The Company may pay the purchase price for the Interest (i) in cash or (ii) by a down payment of not less than 20% of the purchase price and delivery of a promissory note substantially in the form attached hereto as Schedule II for the balance. Any such promissory note shall call for equal quarterly installments of principal payable over five years, with interest, calculated quarterly, at a rate equal to the published prime rate of NationsBank, N.A. (Carolinas), or its corporate successor, as in effect on the first business day of each such calendar quarter during which the interest accrues. The option granted in this Section 12.02(b) shall expire at the end of the 30-day period. Any election by the Company to purchase less than the entire Interest proposed to be transferred shall be of no effect.

        (c) If the option to purchase the entire Interest of the Transferring Member is not exercised within 30 days of receipt of notice by the Company, then the Transferring Member shall be free thereafter for a period of 60 days to sell the Interest in the Company to the prospective purchaser named in the notice given pursuant to Section 12.02(b) at the same price and on the same terms as set forth in said notice, subject to Section 12.05 of this Operating Agreement. If such 60-day period shall expire without a sale, then the options provided herein shall again take effect. No transferee pursuant to this Section 12.02 shall have the right to be substituted as a Member, except as provided in
Section 12.05.

        12.03. Death of a Member.

        (a) Upon the death of any Member (the "Deceased Member"), for a period of 60 days following the qualification of the Deceased Member's personal representative the Company shall have the right and option, exercisable by notice in writing to the Deceased Member's personal representative, to purchase the entire Interest owned by the Deceased Member at the time of his death at the Agreed Purchase Price, determined at the end of the month within which death occurs. The option granted in this Section 12.03(a) shall expire at the end of such 60-day period. Any election by the Company to purchase less than the entire Interest owned by the Deceased Member at the time of his death shall be of no effect. Each Member hereby binds his personal representative to sell the entire Interest in the Company owned by him at the time of his death in accordance with the provisions of this Section 12.03.

        (b) If the option to purchase the entire Membership Interest of the Deceased Member is not exercised within the 60-day period, then the devisee or heir entitled to receive the Deceased Member's Interest pursuant to his will or applicable intestacy statutes shall receive such Interest, subject to Section
12.05 of this Operating Agreement.

        12.04 Permitted Transfer. Notwithstanding Sections 12.01, 12.02 and
12.03 above, any Member or Economic Interest Owner may freely assign or transfer all or any portion of his Interest to a lineal descendant of James B. Powell (or to a trust or other entity for the sole benefit of, or controlled by, a lineal descendant of James B. Powell), provided that such transferee agrees to be bound by this Operating Agreement and any and all amendments hereto which may have been adopted by the Members prior to such assignment or transfer. No such transferee shall have the right to participate in the management of the Company or be admitted as a Member, except as provided in Section 12.05.

        12.05 Transferee Not Member in Absence of Majority in Interest Consent.
(a) Notwithstanding anything contained herein to the contrary, the sale or gift of a Membership Interest to a transferee or donee who is not a Member immediately prior to the sale or gift shall constitute the transfer of an Economic Interest only, and the transferee or donee shall be only an Economic Interest Owner and shall have no right to participate in the management of the business and affairs of the Company, to participate in the designation of Managers or to become a Member, unless a Majority in Interest of the Members agree that such transferee shall become a Member. No transfer of an Economic Interest in the Company shall be effective unless and until written notice (including the name and address of the transferee or donee and the date of such transfer) has been provided to the Company and the nontransferring Members.

        (b) Upon and contemporaneously with any sale, gift or transfer by a Member which, under subsection (a) above, constitutes the transfer of an Economic Interest only, the Company shall purchase from the Member, and the Member shall sell to the Company for a purchase price of $100, all remaining rights and interests retained by the Member which immediately prior to such sale, gift or transfer were associated with his Membership Interest that was transferred.

                                  ARTICLE XIII
                           DISSOLUTION AND TERMINATION

        13.01 Dissolution.

                (a) The Company shall be dissolved upon the occurrence of any of the following events:

                         (i) when the period fixed for the duration of the
                Company shall expire pursuant to Section 2.05 hereof;

                         (ii) by the unanimous written agreement of all Members;

                         (iii) upon the occurrence of a Withdrawal Event, unless
                there is at least one remaining Member and the business of the Company is continued with the written consent of a Majority in Interest of the remaining Members (other than the Member who caused the Withdrawal Event); provided, however, that such written consents must be delivered to the Company within 30 days after the Withdrawal Event; or

                         (iv) the entry of a decree of judicial dissolution or
                the issuance of a certificate of dissolution under the North Carolina Act.

                (b) If a Member who is an individual dies or a court of competent jurisdiction adjudges him to be incompetent to manage his person or his property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling his estate or administering his property.

                (c) A Member who withdraws (a "Withdrawing Member") or whose Membership Interest is otherwise terminated by virtue of a Withdrawal Event, shall become an Economic Interest Owner and shall be entitled only to those distributions to which he would have been entitled if he had continued to be a Member, unless otherwise agreed by a Majority in Interest of the remaining Members. Notwithstanding anything to the contrary in this Agreement, a Withdrawing Member shall not have any right to have his Membership Interest or Economic Interest redeemed by the Company or purchased by the other Members, or otherwise receive any distributions other than those provided for in the preceding sentence.

                (d) Except as expressly permitted in this Operating Agreement, a Member shall not voluntarily withdraw as a Member of the Company, or take any voluntary action which directly causes a Withdrawal Event. Damages for breach of this Section 13.01(d) shall be monetary damages only (and no specific performance), and such damages may be offset against distributions by the Company to which the Withdrawing Member would otherwise be entitled.

        13.02  Winding Up, Liquidation and Distribution of Assets.

                (a) Upon dissolution, the Managers shall immediately proceed to wind up the affairs of the Company and, in connection therewith, shall:

                         (i) Sell or otherwise liquidate all of the Company's
                assets as promptly as practicable (except to the extent the Managers may determine to distribute any assets in kind);

                         (ii) Allocate any profit or loss resulting from such
                sales to the Members and Economic Interest Owners in accordance with Section 10.01 hereof;

                         (iii) Discharge all liabilities of the Company,
                including liabilities to Members and Economic Interest Owners who are creditors (to the extent permitted by law and excluding liabilities for distributions);

                         (iv) Establish such reserves as may be reasonably
                necessary to provide for contingent liabilities of the Company;

                        (v) Distribute the remaining assets in the following
                order:

                                  (1) An amount equal to the then remaining
                         positive balances in the Capital Accounts of the Members and Economic Interest Owners shall be distributed in proportion to the amount of such balances; and

                                  (2) Any other assets shall be distributed to
                         the Members and Economic Interest Owners, pro rata in accordance with their respective Ownership Interests.

                (b) If any assets of the Company are distributed in kind, such assets shall be distributed to the Members and Economic Interest Owners entitled thereto as tenants-in-common in the same proportions as the Members and Economic Interest Owners would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed. In the event that distributions in kind are made to the Members upon dissolution and liquidation of the Company, the Capital Account balances of such Members and Economic Interest Owners shall be adjusted to reflect the Members' allocable share of gain or loss which would have resulted if the distributed property had been sold at its fair market value.

                (c) Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member or Economic Interest Owner has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Person shall have no obligation to make any contribution to capital, and the negative balance of such Person's Capital Account shall not be considered a debt owed by such Person to the Company or to any other person for any purpose whatsoever.

                (d) Upon completion of the winding up, liquidation, and distribution of the assets, the Company shall be deemed terminated.

                (e) The Managers shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

        13.03 Return of Contribution Nonrecourse to Other Members. Upon dissolution, each Member shall look solely to the assets of the Company for the return of its Contribution to Capital. If the assets remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Member or Members shall have no recourse against any other Member or against any Manager.

                                   ARTICLE XIV
                            MISCELLANEOUS PROVISIONS

        14.01. Application of North Carolina Law. This Operating Agreement, and the application or interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of North Carolina, and specifically the North Carolina Act.

        14.02 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments necessary to comply with any laws, rules or regulations.

        14.03 Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

        14.04 Headings The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provisions hereof.

        14.05 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

        14.06 Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to further use of that right or remedy or to use any other rights or remedies. Such rights and remedies are given in addition to any other rights and remedies available under applicable law.

        14.07 Severability. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

        14.08 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

        14.09 Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

        14.10 Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

        14.11 Federal Income Tax Elections. All elections required or permitted to be made by the Company under the Code shall be made by the Managers in their sole discretion. For all purposes permitted or required by the Code, the Members constitute and appoint James B. Powell as Tax Matters Member or, if James B. Powell is no longer a Member, then such other Member as shall be designated by a Majority in Interest of the Members. No Member who is designated Tax Matters Member may take any action contemplated by ss.ss.6222 through 6232 of the Code without the consent of the Managers.

        14.12 Notices. Any and all notices, offers, demands or elections required or permitted to be made under this Operating Agreement ("Notices") shall be in writing, signed by the party giving Notice, and shall be deemed given and effective when delivered personally or by courier service. If delivered by courier service, Notice shall be deemed to be delivered three (3) calendar days after being dispatched, addressed to the Member at its address as it appears on the books of the Company, with all delivery charges prepaid.

        14.13 Amendments. Any amendment to this the only Operating Agreement of the Company approved by the Members pursuant to Section 5.06 shall be in writing, adopted by the Managers, and signed by Members holding a Majority in Interest. The Operating Agreement shall not include any oral agreements made by Members or Managers.

        14.14. Invalidity. The invalidity or unenforceability of any particular provision of this Operating Agreement shall not affect the other provisions hereof, and the Operating Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. If any particular provision herein is construed to be in conflict with the provisions of the North Carolina Act, the North Carolina Act shall control and such invalid or unenforceable provisions shall not affect or invalidate the other provisions hereof, and this Agreement shall be construed in all respects as if such conflicting provision were omitted.

        14.15 Arbitration. Any dispute, controversy or claim arising out of or in connection with, or relating to, this Operating Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in North Carolina, pursuant to the Commercial Arbitration Rules then in effect of the American Arbitration Association (or at any time or at any other place or under any other form of arbitration mutually acceptable to the parties so involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of any forum, state or federal, having jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and counsel's fees, except that in the discretion of the arbitrator, any award may include the cost of a party's counsel if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic.

        14.16 Determination of Matters not Provided for in this Agreement. The Managers shall decide any questions arising with respect to the Company and this Agreement which are not specifically or expressly provided for in this Agreement.

        14.17 Further Assurances. The Members each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Agreement, including but not limited to consents to jurisdiction for a taxing jurisdiction with regard to the collection of income taxes attributable to the Member's income and interest and penalties assessed on such income.

        14.18 Conflicts of Interest. A Member or Manager shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that some of the Members may enter into transactions that are similar to the transactions into which the Company may enter. Notwithstanding the foregoing, Members shall account to the Company and hold as trustee for it any property, profit, or benefit derived by the Member, without the consent of the other Members, in the conduct and winding up of the Company business or from a use or appropriation by the Member of Company property including information developed exclusively for the Company and opportunities expressly offered to the Company. A Member, including a Manager who is a Member, does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a person who is not a Member subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if either the transaction is fair to the Company or the disinterested managing Members or disinterested Members, in either case knowing the material facts of the transaction and the Member's interest, authorize, approve, or ratify the transaction.

        IN WITNESS WHEREOF, the undersigned, being all of the initial Managers and all of the initial Members of the Company, have caused this Agreement to be duly adopted by the Company as of the day and year first written above, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.


                           MEMBERS:


                           /s/ James B. Powell
                           ----------------------------------------------
                           James B. Powell


                           /s/ Daphne Powell Markcrow
                           ----------------------------------------------
                           Daphne Powell Markcrow


                           /s/ Anne Ellington Powell
                           ----------------------------------------------
                           Anne Ellington Powell, as custodian for John
                           Banks Powell under the North Carolina
                           Uniform Transfers to Minors Act


                           /s/ Anne Ellington Powell
                           ----------------------------------------------
                           Anne Ellington Powell, as custodian for James Rosser Powell under the North Carolina
                           Uniform Transfers to Minors Act


                           /s/ Anne Ellington Powell
                           ----------------------------------------------
                           Anne Ellington Powell, as custodian for Helen Bobbitt Powell under the North Carolina Uniform Transfers to Minors Act

                      OPERATING AGREEMENT OF ALLEMANNI, LLC

                       Assignment of Membership Interests


        FOR VALUE RECEIVED, M. Todd Jackson and Greg M. Chabon (collectively, the "Assignors"), as the organizers and the initial members of the Company, do hereby transfer and assign all of their membership interest in the Company, and all of their right, title and interest as members of the Company, to the Members (as defined above), and each of the Members, by his execution above, does hereby accept the assignment provided for herein and consent thereto, and the Members acknowledge and agree that the Assignors served as organizers of the Company for convenience purposes only and have no liabilities or obligations to the Company or the Members.

        IN WITNESS WHEREOF, this instrument is duly executed by each of the undersigned parties, effective as of the day and year first written above.


                                          /s/ M. Todd Jackson
                                          ------------------------
                                          M. Todd Jackson


                                          /s/ Greg M. Chabon
                                          ------------------------
                                          Greg M. Chabon

        The following Schedules to the Operating Agreement have been omitted:


                    Schedule I  -- Table of Members

                    Schedule II -- Form of Installment Note